UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934



                       L. LURIA & SON, INC.

                         (Name of issuer)


                   Common Stock, $.01 Par Value

                  (Title of class of securities)


                            550484 10 9

                          (CUSIP number)


                      Nancy Luria-Cohen, Esq.
                       L. Luria & Son, Inc.
                      5770 Miami Lakes Drive
                       Miami, Florida  33014
                          (305) 557-9000

           (Name, address and telephone number of person authorized to receive notices and communications)


                          January 2, 1996

      (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




CUSIP No. 550484 10 9

                           SCHEDULE 13D


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gerald Nathanson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     OO               (Stock Option - See Item 3 below)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

     NUMBER OF                 7.   SOLE VOTING POWER
400,000
     SHARES
     BENEFICIALLY              8.   SHARED VOTING POWER       0
     OWNED BY
     EACH                      9.   SOLE DISPOSITIVE POWER
400,000
     REPORTING
     PERSON WITH               10.  SHARED DISPOSITIVE POWER  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000 (all shares issuable upon exercise of stock option)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%(1)

14.  TYPE OF REPORTING PERSON

     IN




ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of L. Luria & Son, Inc., a Florida corporation (the "Company").

          The principal executive offices of the Company are located at 5770 Miami Lakes Drive, Miami Lakes, Florida 33014.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  This statement is filed by Gerald Nathanson (the
          "Reporting Person").

     (b)  L. Luria & Son, Inc., 5770 Miami Lakes Drive, Miami
          Lakes, Florida 33014.

     (c) Gerald Nathanson became the Chief Executive Officer of the Company on January 2, 1996.

     (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to that certain Employment Agreement, dated as of January 2, 1996 (the "Employment Agreement"), by and between the Company and the Reporting Person, the Company granted the Reporting Person, effective as of January 2, 1996, a 10-year option (the "Option") to purchase 400,000 shares (the "Shares") of Common Stock at an exercise price equal to $5.125, the closing price as reported on the New York Stock Exchange on December 29, 1995. Although the Option became exercisable on January 2, 1996, the Reporting Person has agreed not to sell any shares of Common Stock issuable upon exercise of such Option until the later to occur of (i) obtaining shareholder approval of the Company's 1996 Stock Option Plan, or
(ii) April 30, 1998; provided, however, that such April 30, 1998 date will be accelerated in the event (A) an earlier date is agreed upon by the Board of Directors in its sole discretion, (B) the Company merges into or consolidates with another company, (C) the Company sells, leases, exchanges or otherwise disposes of all or substantially all of its property and assets, (D) an underwritten public offering of the Common Stock which results in net proceeds to the Company of at least $15 million is consummated or (E) the Reporting Person's employment is terminated without cause.


ITEM 4.   PURPOSE OF THE TRANSACTION.

          The Reporting Person acquired the Option solely for investment purposes and has no present plans or intent to effect any of the matters described in Item 4(a)-(j).


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregated number of shares beneficially owned by the Reporting Person is 400,000 shares issuable upon exercise of the Option, subject to the terms of the Employment Agreement, comprising of 8.9%(1) of all the Common Stock.

     (b) Gerald Nathanson has the sole power to vote or sole power to dispose of 400,000 shares of Common Stock issuable upon exercise of the Option, subject to the terms of the Employment Agreement.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Employment Agreement, the Reporting
Person holds an option to purchase 400,000 shares of Common Stock at an exercise price equal to $5.125, the closing price as reported on the New York Stock Exchange on December 29, 1995.




(1) Calculation based on (i) 4,076,880 shares of Common Stock outstanding as of December 6, 1995; and (ii) 400,000 shares of Common Stock issuable upon exercise of the Option pursuant to the Employment Agreement. Calculation is not based on 1,346,634 shares of Class B Common Stock outstanding as of December 6, 1995, as reported in the Company's Form 10-Q for the period ended October 28, 1995, which is convertible into Common Stock and is entitled to 10 votes for each share held and votes separately as a class for election of directors, none of which is held by the Reporting Person.






















































ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


[CAPTION]


Exhibit Number                      Description

     1 Employment Agreement, dated as of January 2, 1996, by and between L. Luria & Son, Inc. and Gerald
               Nathanson.









































                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



January 11, 1996                    /s/ Gerald Nathanson
                                    Gerald Nathanson












































                             EXHIBIT 1






















































                       EMPLOYMENT AGREEMENT


     This Agreement is made and entered into as of January 2, 1996 (the "EFFECTIVE DATE"), by and between L. LURIA & SON, INC., a
Florida corporation (the "COMPANY"), and GERALD NATHANSON (the
"EXECUTIVE").


                      PRELIMINARY STATEMENTS:

     A. The Company desires to retain the services of the Executive pursuant to the terms and conditions of this Agreement.

     B. The Executive is willing to make his services available to the Company on the terms and subject to the conditions hereinafter set forth.


                            AGREEMENT:

     NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, the parties agree as follows:

     1.   EMPLOYMENT.

          1.1 GENERAL. The Company hereby agrees to employ the Executive as the Chief Executive Officer of the Company, and the Executive hereby agrees to provide services to the Company, on the terms and subject to the conditions set forth herein.

          1.2 DUTIES OF EXECUTIVE. The Executive shall devote his full business time and attention to the affairs of the Company, render services to the best of his ability, and use his best efforts to promote the interests of the Company. Executive agrees to fulfill his fiduciary duties as an officer and director of the Company. During the term of this Agreement, the Executive shall serve as the Chief Executive Officer of the Company and perform all of the duties generally recognized as being required of the Chief Executive Officer. Subject to the authority of the Board of Directors, the Executive shall be responsible for the management of the Company's day to day operations including, but not limited to, all hiring and firing, merchandising, advertising, store and warehouse operations, contracts, accounting, personnel, budgets and expenses; provided, that decisions relating to the compensation, hiring and firing of the officers of the Company shall require the approval of the Board of Directors. The Executive shall also perform any other duties assigned to him by the Board of Directors that are consistent with his title and position. All employees of the Company will report directly or indirectly to Executive. The Executive shall also be a member of the Board of Directors.

          The Executive will report to the Board of Directors or the Executive Committee of the Board of Directors. The Executive will seek and require Board of Directors approval for major "out of the ordinary course of business transactions" including but not limited to: buying or selling Company real estate, leasing stores, bank loans, financings, lease transactions, pledging of assets and expenditures of capital expenses in excess of budget. Beginning with the third quarter of 1996 all quarterly and annual Company budgets will require prior Board of Directors approval. As part of his duties, the Executive will provide reports to or meet with the Board or the Executive Committee of the Board as requested.

          1.3 PLACE OF PERFORMANCE. In connection with the employment of the Executive by the Company hereunder, the Executive shall perform his duties and obligations hereunder primarily from the Company's offices located in Miami Lakes, Florida, except for required travel on the Company's business.

     2.   TERM.

          2.1 INITIAL TERM. The initial term of the employment of the Executive hereunder shall be for a period commencing on the Effective Date and expiring on April 30, 1998 (the "INITIAL TERM"), unless sooner terminated in accordance with the terms and conditions hereof.

          2.2 RENEWAL TERM. The employment of the Executive hereunder may be renewed and extended for such period or periods as may be mutually agreed to by the Company and the Executive in a written supplement to this Agreement signed by the Executive and the Company (a "WRITTEN SUPPLEMENT"). If this Agreement is not so renewed and extended prior to the expiration of the Initial Term, the employment of the Executive hereunder shall automatically terminate upon the expiration of the Initial Term.

     3.   COMPENSATION.

          3.1 BASE SALARY. As compensation for all services rendered by the Executive to the Company hereunder, the Executive shall receive a base salary at an annual rate of $300,000 (the "BASE SALARY") during the term of his employment hereunder, which shall be payable in installments consistent with the Company's normal payroll schedule, subject to applicable withholding and other taxes. If the term of this Agreement shall be renewed and extended as provided in Section 2.2 hereof, then during such renewal term the Executive shall be paid a base salary as set forth in the Written Supplement.

          3.2 SIGNING BONUS. On the Effective Date, the Executive shall be paid a cash bonus of $200,000, less applicable withholding and other taxes.

          3.3 DISCRETIONARY BONUS. At the sole discretion of the Board, the Executive shall be entitled to receive a discretionary annual bonus as provided to other officers of the Company pursuant to bonus plans approved by the Board after the Effective Date.

     4.   EXPENSE REIMBURSEMENT AND OTHER BENEFITS.

          4.1 REIMBURSABLE EXPENSES. During the term of the Executive's employment hereunder, the Company, upon the submission of proper substantiation by the Executive, shall reimburse the Executive for all reasonable expenses actually and necessarily paid or incurred by him in the course of and pursuant to the business of the Company, excluding moving expenses incurred by Executive in relocating to Florida.

          4.2 OTHER BENEFITS. During the term of the Executive's employment hereunder, the Executive shall be entitled to participate in all medical and hospitalization, group life insurance, and any and all other fringe benefit plans as are hereinafter provided by the Company to all of its officers on the same terms as those of such other officers of the Company.

          4.3 WORKING FACILITIES. During the term of the Executive's employment hereunder, the Company shall furnish the Executive with an office and secretarial help of his choice, and such other facilities adequate for the performance of his duties hereunder at the Company's corporate headquarters located in Miami Lakes, Florida.

          4.4 STOCK OPTIONS. Subject to shareholder approval and the terms and conditions of the Company's 1996 Stock Option Plan (the "Plan"), the Company grants to the Executive, effective as of the Effective Date, a 10 year option (the "Option") to purchase 400,000 shares of the Company's common stock, $.01 par value, at an exercise price equal to the closing price of the common stock on December 29, 1995. The Plan will be substantially similar to the existing option plan of the Company. The Option shall vest immediately; provided that, the Executive agrees not to sell any shares of common stock issued upon exercise of the Option until the later to occur of (x) obtaining shareholder approval of the Plan, or (y) April 30, 1998; provided, that, such April 30, 1998 date shall be accelerated in the event (i) an earlier date is agreed to by the Board of Directors in its sole discretion, (ii) a Trigger Event (as hereinafter defined) occurs, (iii) an underwritten public offering of the Company's common stock for cash, pursuant to a registration statement filed under the Securities Act of 1933, as amended, which results in net proceeds to the Company of at least $15 million is consummated; or (iv) the Executive is terminated
without cause.   The terms of this Section 4.4 shall survive the
termination of this Agreement.

     5.   TERMINATION.

          5.1 TERMINATION FOR CAUSE. The Company shall at all times have the right, upon written notice to the Executive, to terminate the Executive's employment hereunder, for cause. For purposes of this Agreement, the term "cause" shall mean solely (a) a willful breach by the Executive of any of the material terms or provisions of this Agreement which is not cured within ten (10) days after receipt by the Executive of written notice of same, (b) the Executive's conviction of a felony involving moral turpitude, or (c) commission by the Executive of an act or acts involving fraud, embezzlement, misappropriation or theft against the Company.

Upon any termination pursuant to this Section 5.1, the Executive shall be entitled to be paid his Base Salary to the date of termination and the Company shall have no further liability hereunder (other than for reimbursement for reasonable business expenses incurred prior to the date of termination, subject, however to the provisions of Section 4.1).

          5.2 DISABILITY. The Company shall at all times have the right, upon written notice to the Executive, to terminate the Executive's employment hereunder, if the Executive shall, as the result of mental or physical incapacity, illness or disability, fail to perform his duties and responsibilities provided for herein for a period of more than 60 consecutive days in any 365-day period. In the event of any termination pursuant to this Section 5.2, the Executive shall be entitled to be paid his Base Salary to the date of termination and the Company shall have no further liability hereunder (other than for reimbursement for reasonable business expenses incurred prior to the date of termination, subject, however to the provisions of Section 4.1).

          5.3 DEATH. In the event of the death of the Executive during the term of his employment hereunder, (a) the Company shall pay the estate of the Executive (i) unpaid amounts of his Base Salary to the date of his death, (ii) life insurance payments pursuant to the group life insurance plan then in place for the Executive, and (iii) if the date of death occurs within six months prior to a Trigger Event (as defined in Section 5.4) but before the delivery of the bonus payment due to the Executive under Section 5.4, the bonus payment that would otherwise have been made to the Executive under Section 5.4, subject to the offsets set forth in
Section 5.4, (b) the Executive's estate shall have the right to exercise stock options during the 90-day period after the date of death pursuant to Section 4.4, and (c) the Company shall have no further liability hereunder (other than for reimbursement for reasonable business expenses incurred prior to the date of termination, subject, however to the provisions of Section 4.1).

          5.4 BONUS UPON OCCURRENCE OF TRIGGER EVENT. For purposes of this Section 5.4, a "TRIGGER EVENT" shall mean any event (other than an event in which the Executive is deemed a member of the control group (within the meaning of the rules and regulations of the United States Securities and Exchange Commission) of the entity making an offer of the type referred to in (a) and (b) below), which results in:

               (a) the shareholders of the Company approving a plan of merger or consolidation in which the Company does not survive, unless such approved merger or consolidation is subsequently abandoned; or

               (b) the shareholders of the Company approving a plan for the sale, lease, exchange or other disposition of all or substantially all of the property and assets of the Company (unless such plan is subsequently abandoned).

     In the event a Trigger Event occurs during the terms of the Executive's employment hereunder, the Executive will be entitled to a bonus (the "Bonus"), determined as follows: (i) if such Trigger Event occurs prior to January 1, 1997, the Executive shall be entitled to be paid $1,000,000 within 60 days following the date of the Trigger Event, and (ii) if such Trigger Event occurs after December 31, 1996 but prior to January 1, 1998, the Executive shall be entitled to be paid $2,000,000 within 60 days following the date of the Trigger Event; provided, that, the Bonus shall be offset by the sum of (x) any gains (but not losses) realized by the Executive prior to such payment date with respect to shares sold pursuant to the Options, plus (y) any gains (but not losses) that could be realized by such Executive if shares subject to the Options were sold in the open market, calculated assuming a sales price equal to the higher of the closing price of the Company's common stock on
(I) the date immediately prior to the payment to the Executive and
(II) the date of the Trigger Event. The parties to this Agreement understand and agree that the Bonus will be paid to the Executive because of his efforts and abilities in repositioning and improving the condition of the Company.

     6.   RESTRICTIVE COVENANTS.

          6.1 Non-competition. During the Non-competition Period (as hereinafter defined), the Executive shall not, directly or indirectly, engage in or have any interest in any sole proprietor-ship, partnership, corporation or business or any other person or entity (whether as an employee, officer, director, partner, agent, security holder, creditor, consultant or otherwise) that directly or indirectly is engaged in the jewelry or gift retail business primarily in Florida; provided, however, that (i) nothing herein shall be deemed to prevent the Executive from owning an interest in the equity or debt securities of the Company or any of its direct or indirect subsidiaries, and (ii) nothing herein shall be deemed to prevent the Executive from acquiring through market purchases and owning, solely as an investment, less than one percent of the equity securities of any class of any issuer whose shares are registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, and are listed or admitted for trading on any United States national securities exchange or are quoted on the National Association of Securities Dealers Automated Quotations System, or any similar system of automated dissemination of quotations of securities prices in common use, so long as the Executive is not a member of any "control group" (within the meaning of the rules and regulations of the United States Securities and Exchange Commission) of any such issuer. For purposes of this Section 6.1, the term "NON-COMPETITION PERIOD" shall mean (a) at all times while the Executive is employed by the Company, and (b) in the event the Executive's employment is terminated pursuant to Section 5.4, the period commencing on the effective date of such termination and ending on the date on which all severance payments payable thereunder have been paid in full.

          6.2 NONDISCLOSURE. Except as expressly permitted by the Company or in connection with the performance of his duties hereunder, the Executive shall not divulge, communicate, use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any confidential information pertaining to the business of the Company. Any confidential information or data heretofore or hereafter acquired by the Executive with respect to the business of the Company (which shall include, but not be limited to, information concerning the Company's financial condition, prospects, customers, suppliers, sources of leads, methods of doing business, importation, marketing and distribution of the Company's services) shall be deemed a valuable, special and unique asset of the Company that is received by the Executive in confidence and as a fiduciary, and the Executive shall remain a fiduciary to the Company with respect to all of such information. Notwithstanding any provision hereof which may be to the contrary, confidential information shall not include (a) information that is or becomes generally available to the public other than as a result of a disclosure by the Executive, or (b) information lawfully acquired by the Executive from sources other than the Company or its affiliates who are not bound by any agreement of confidentiality.

          6.3 NONSOLICITATION OF EMPLOYEES. While employed by the Company and for a period of two years following the date his employment is terminated hereunder or not renewed, the Executive shall not, directly or indirectly, for himself or for any other person, firm, corporation, partnership, association or other entity, attempt to employ or enter into any contractual arrangement with any employee or former employee of the Company, unless such employee or former employee has not been employed by the Company (or its predecessors) for a period in excess of six months.

          6.4 BOOKS AND RECORDS. All books, records, and accounts relating in any manner to the Company, whether prepared by the Executive or otherwise coming into the Executive's possession, shall be the exclusive property of the Company and shall be returned immediately to the Company on termination of the Executive's employment hereunder or on the Company's request at any time. The Executive shall not retain copies, extracts or compilations of any such books, records or accounts.

          6.5  COMPANY INCLUDES SUBSIDIARIES.  For purposes of this
Section 6 and Section 7 hereof, the term "Company" shall be deemed to include the Company and any of its direct or indirect subsidiaries.

          6.6 SURVIVAL. The terms of this Section 6 shall survive the termination of this Agreement.

     7. INJUNCTION. It is recognized and hereby acknowledged by the parties hereto that a breach by the Executive of any of the covenants contained in Section 6 of this Agreement will cause irreparable harm and damage to the Company, the monetary amount of which may be virtually impossible to ascertain. As a result, the Executive recognizes and hereby acknowledges that the Company shall be entitled to an injunction from any court of competent jurisdic-tion enjoining and restraining any violation of any or all of the covenants contained in Section 6 of this Agreement by the Executive or any of his affiliates, associates, partners or agents, either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever other remedies the Company may possess.

     8. INDEMNIFICATION. The Executive shall be entitled to be indemnified and defended as provided to other directors of the Company in accordance with the Company's charter documents and Florida law.

     9. ASSIGNMENT. Subject to the provisions of Section 5.5 hereof, the Executive agrees that any or all of the rights and interests of the Company hereunder (i) may be assigned to any purchaser of substantially all of the assets of the Company, and
(ii) may be assigned as a matter of law to the surviving entity in any merger of the Company. The Executive shall not delegate his employment obligations hereunder, or any portion thereof, to any other person.

     10. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

     11. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings and arrangements, both oral and written, between the parties hereto with respect to such subject matter. This Agreement may not be modified in any way unless by a written instrument signed by each of the parties hereto.

     12. NOTICES. Any notice required or permitted to be given hereunder shall be in writing and shall be given by personal delivery, facsimile transmission, Federal Express (or other equivalent courier service) or by registered or certified mail, postage prepaid, return receipt requested (a) if to the Company, 5770 Miami Lakes Drive, Miami Lakes, Florida 33014, Attention:
General Counsel, and (b) if to the Executive, to his address as reflected on the payroll records of the Company, or to such other addresses as either party hereto may from time to time give notice of to the other. Notice by registered or certified mail will be effective three days after deposit in the United States mail. Notice by any other permitted means will be effective upon receipt.


     13. BENEFITS; BINDING EFFECT. This Agreement shall be for the benefit of and binding upon the parties hereto and their respective heirs, personal representatives, legal representatives, successors and, where applicable, assigns, including, without limitation, any successor to the Company, whether by merger, consolidation, sale of stock, sale of assets or otherwise.

     14. SEVERABILITY. The invalidity of any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part thereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, or section or sections had not been inserted. If such invalidity is caused by length of time or size of area, or both, the otherwise invalid provision will be considered to be reduced to a period or area which would cure such invalidity.

     15. WAIVERS. The waiver by either party hereto of a breach or violation of any term or provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation.

     16. DAMAGES. Nothing contained herein shall be construed to prevent any party hereto from seeking and recovering from the other damages sustained by either or both of them as a result of its or his breach of any term or provision of this Agreement. In the event that either party hereto brings suit for the collection of any damages resulting from, or for the injunction of any action constituting, a breach of any of the terms or provisions of this Agreement, then the prevailing party shall pay all reasonable costs, fees (including reasonable attorneys' fees) and expenses of the non-prevailing party.

     17. SECTION HEADINGS. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     18. NO THIRD PARTY BENEFICIARY. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and assigns, any rights or remedies under or by reason of this Agreement.


     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                     L. LURIA & SON, INC.




                                     /s/ Gerald Nathanson
                                     Gerald Nathanson